Exhibit 3(a)

RESTATED CERTIFICATE OF INCORPORATION
OF
LCA-VISION INC.
(as amended through November 12, 2002)

     FIRST: The name of the Corporation is LCA-Vision Inc.

     SECOND: The address of the registered office of the Corporation in the State of Delaware is 1013 Centre Road, Wilmington, New Castle County, Delaware 19805. The registered agent at such address is The Company Corporation.

     THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

     FOURTH: 1. Common Stock. The total number of shares of Common Stock which the Corporation is authorized to issue shall be 27,500,000 shares of Common Stock, par value $.001 per share

               (i) On November 12, 2002 (the “Effective Date”), the Common Stock of the Corporation will be reverse split on a one-for-four basis so that each share of Common Stock issued and outstanding immediately prior to November 12, 2002 shall automatically be converted into and reconstituted as one-fourth of a share of Common Stock (the “Reverse Stock Split”). No fractional shares will be issued by the Corporation as a result of the Reverse Stock Split. In lieu thereof, each stockholder whose shares are not evenly divisible by four will receive cash in an amount equal to the fraction of a share that the stockholder otherwise would have been entitled to receive multiplied by the sale price of the Common Stock as last reported by the Nasdaq National Market immediately prior to the Effective Date.

               (ii) As soon as practicable following the Effective Date, certificates for the shares of Common Stock to be outstanding after the Reverse Split shall be issued pursuant to procedures adopted by the Corporation’s Board of Directors and communicated to those who are to receive new certificates.

          2. Preferred Stock. The number of authorized shares of Preferred Stock of this Corporation shall be five million (5,000,000) shares of Preferred Stock, par value $.001 per share. The preferences and relative, participating, optional and other special rights of Preferred Stock and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other classes of stock of the Corporation already outstanding; the terms of the Preferred Stock shall be as specified in an amendment or amendments hereof made by action of the Board of Directors without stockholder approval and the Board of Directors of the Corporation is hereby expressly granted authority to fix, by resolution or resolutions adopted prior to the issuance of shares of Preferred Stock, the designations, preferences and relative, participating, optional and other special rights, or the qualifications, limitations or restrictions thereof, of the Preferred Stock, including but without limiting the generality of the foregoing, the following:

               (i) The rate and times at which, and the terms and conditions in which, dividends on the Preferred Stock shall be paid;

               (ii) The rights, if any, of holders of Preferred Stock to convert the same into, or exchange the same for, other classes of stock of the Corporation and the terms and conditions of such conversion or exchange;

               (iii) The redemption price or prices and the time at which, and the terms and conditions on which, Preferred Stock may be redeemed;

               (iv) The rights of the holders of Preferred Stock upon the voluntary or involuntary liquidation, distribution or sale of assets, dissolution of winding up of the Corporation;

               (v) The voting power, if any, of the Preferred Stock, except that in no event may the Board grant the holders of Preferred Stock voting rights superior to the voting rights of any other existing class of stock authorized for issuance by the Company; and

               (vi) The terms of the sinking fund or redemption or purchase account, if any, to be provided for the Preferred Stock.

     FIFTH: Except as otherwise specifically provided herein, the Board of Directors shall have the power to adopt, amend or repeal the bylaws of the Corporation.

     SIXTH: 1. Indemnification. The Corporation shall, to the full extent permitted by Section 145 of the Delaware General Corporation Law, as amended from time to time, indemnify all persons whom it may indemnify pursuant thereto.

                    2. Limitation of Liability. No director shall be personally liable to the Corporation or its stockholders for monetary damages or for any breach of fiduciary duty by such director as a directors. Notwithstanding the foregoing sentence, a director shall be liable to the full extent provided by applicable law (i) for breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts of omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the Delaware General Corporation Law, or any amendment or successor provision thereto, or (iv) for any transaction from which the director derived an improper personal benefit. Any repeal or modification of the foregoing by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

     SEVENTH: The Board of Directors is authorized, subject to the limitations prescribed by law and the provisions of Paragraph Fourth herein, to provide for the issuance of the shares of Common Stock and Preferred Stock in series, and by filing a certificate pursuant to the applicable law of the State of Delaware, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof.